                             DATED NOVEMBER 3, 2000

PROSPECTUS

                                8,100,000 SHARES
                          MAXICARE HEALTH PLANS, INC.
                                  COMMON STOCK

                  Nasdaq National Market Trading Symbol: MAXI

                           -------------------------

     This prospectus covers the offer and sale by the selling shareholders listed in this prospectus of up to 8,100,00 shares of our common stock.

     The common stock may be offered for sale from time to time in the market or in privately negotiated transactions. We will not receive any proceeds from the sale of these shares of common stock by the selling shareholders.

     On November 2, 2000, the closing price of a share of common stock on Nasdaq was $0.8125.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is November 3, 2000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus or incorporated by reference herein. Investors should also carefully consider the information set forth under "Risk Factors."

     As used in this prospectus, "Company," "we," us" and "our" refer to Maxicare Health Plans, Inc. and its affiliates.

                                  THE COMPANY

     We are Maxicare Health Plans, Inc. and we own various operating subsidiaries, primarily in the field of managed health care. We own and operate two health maintenance organizations, or HMOs, one in California and one in Indiana, which have a combined enrollment of approximately 418,000 as of November 1, 2000. We also operate Maxicare Life and Health Insurance Company and HealthAmerica Corporation. Through these subsidiaries, we offer an array of employee benefit packages, including group HMO, Medicaid and Medicare HMO, preferred provider organization, point of service, group life and accidental death and dismemberment insurance, administrative services only programs, wellness programs and other services and products.

     Our executive offices are located at 1149 South Broadway Street, Los Angeles, California 90015, and our telephone number is (213) 765-2000. Our Web site address is www.maxicare.com. The information contained on our Web site is not part of this prospectus.

                              RECENT DEVELOPMENTS

     In September, 2000, we entered into an agreement with The TriZetto Group Inc. pursuant to which we engaged TriZetto to implement and provide to us enhanced information systems and support services. Under the terms of the agreement, TriZetto will provide us with network connectivity, application service provider and other internet based services designed to provide us with better communication and service to our members and medical providers, as well as faster and more complete reporting and tracking of billing, claims and membership information.

     As previously announced, we consummated a rights offering to our shareholders on October 12, 2000. In the rights offering, we raised approximately $22,000,000 through the sale of our shares of common stock to our shareholders at $1.00 per share.

     On October 17, 2000, we entered into purchase agreements with certain qualified institutional buyers and highly accredited institutional investors for the sale of 8,100,000 shares of our common stock at $1.00 per share in a private placement. The private placement was consummated on November 3, 2000.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on certain assumptions and current expectations that involve a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include limitations on premium levels, greater than anticipated increases in healthcare expenses, loss of contracts with providers and other contracting entities, insolvency of providers and other contracting entities, benefit mandates, variances in anticipated enrollment as a result of competition or other factors, changes to the laws or funding of Medicare and Medicaid programs, and increased regulatory requirements for dividending, minimum capital, reserve and other financial solvency requirements, as well as the other risks identified below. The effects of these risks and uncertainties could have a material adverse impact on our liquidity and capital resources. These statements are forward looking and actual results could differ materially from those projected in the forward looking statements, which statements involve risks and uncertainties. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future period trends. Investors are also directed to disclosures in this and other documents we have filed with the Securities and Exchange Commission.

                                  RISK FACTORS

     You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any investment decision. We believe that the risks and uncertainties described below are the most significant factors that make an investment in our common stock speculative and risky. As a result of any of the risks we encounter, our business, financial condition and results of operations could be materially adversely affected. Any of these adverse effects could cause the trading price of our common stock to decline and you may correspondingly lose all or some portion of your investment in us.

FUTURE COSTS OF HEALTH CARE SERVICES THAT WE PROVIDE TO OUR MEMBERS MAY RISE FASTER THAN THE RELATED PREMIUMS WE RECEIVE.

     - Commercial business. Commercial premium rates for managed care plans have generally increased over the past year and recent months; however, if costs of health care services rise and we are unable to adequately increase commercial premium rates, our margins will shrink and have a corresponding adverse impact on operating results.

     - Governmental business. For the year ended December 31, 1999 and the six months ended June 30, 2000, approximately 42% and 41%, respectively, of our premium revenues were derived from governmental programs, including Medicare and Medicaid. The government generally fixes these premium rates and we are unable or limited in our ability to adjust these rates based on anticipated costs. Recent legislation regarding Medicare reimbursement has substantially limited premium rate increases as compared to increases granted in prior years. As a result, the costs of our governmental programs could exceed the related premiums we receive from these programs. In addition, although we recently announced our withdrawal, effective as of January 1, 2001, from certain Medicare markets which we do not consider profitable, this withdrawal will not affect the losses which we may have on this business during this current year.

HIGHER THAN ESTIMATED HEALTH CARE COSTS MAY ADVERSELY AFFECT OUR BUSINESS.

     We generally set our rates annually and in advance based on estimates of future health care costs over the related premium period. However, many factors may adversely impact our ability to estimate and manage future health care costs including increased utilization, high dollar claims, inflation, catastrophic events, epidemics, new mandated benefits, new technologies and health care practices, inability to secure cost effective provider compensation arrangements, and the inherent variability of estimated claims reserves. Because our rates are set in advance, we generally cannot adjust these rates if health care costs turn out higher than our estimates. Consequently, our results of operations may be adversely affected. A recent trend towards fee-for-service arrangements and away from capitated arrangements with our providers has increased these risks. In addition, we are impacted more than certain of our competitors because our relatively small size may result in a relatively small number of unanticipated high-dollar claims having a material adverse effect on our operating results.

PHARMACEUTICAL COSTS CONTINUE TO RISE AT A RATE IN EXCESS OF OUR ABILITY TO BE REIMBURSED.

     Prescription drug costs continue to rise at a rate in excess of most other health care services and at a rate in excess of our ability to be reimbursed through increased rates. We cannot assure you that we will be able to effectively manage this problem or successfully recoup the cost increases.

THE RISK OF UNDERESTIMATING OUR CLAIMS COSTS HAS INCREASED.

     Our estimated claims payable are estimates of incurred health care costs based upon various assumptions, including utilization trends and projections of medical developments. The accuracy of these estimates may be affected by variables such as changes in the rate of inflation/medical costs, the processing of claims, provider contract arrangements, the regulatory environment and other factors. Given the inherent variability of our estimates, the actual development of our estimated claims payable could be materially different from amounts provided. During the twelve months ended October 31, 2000 we have assumed the risk for a much larger percentage of our members as a result of a trend away from capitated arrangements with our providers. As a result, we face an increased risk that our actual claims costs may significantly exceed our estimated claims payable.

OUR INABILITY TO OBTAIN COST EFFECTIVE CONTRACTS WITH PROVIDERS MAY RESULT IN HIGHER HEALTH CARE COSTS AND LOSS OF MEMBERSHIP.

     Our marketability and profitability depends, in large part, on our ability to attract and contract on a cost effective basis with hospitals, medical groups, physicians and other provider contracting entities. In selected markets, certain providers, particularly hospitals, physicians/hospital organizations or multi-specialty physician groups may have significant market positions and/or compete directly with us. In the past certain providers have refused to contract with us or utilized their market position to charge us rates that place us at a competitive disadvantage. To the extent this continues to occur our ability to market our managed care products and control our costs could be adversely affected resulting in higher health care costs and loss of membership.

THE FINANCIAL INSTABILITY OF SOME OF OUR PROVIDERS MAY EXPOSE US TO LIABILITY FOR UNPAID CLAIMS, LOSS OF MEMBERSHIP AND INCREASED HEALTH CARE COSTS.

     We contract with providers and other health care contractors primarily through capitation arrangements. We pay the provider a fixed dollar amount per member per month and the provider accepts the financial risk of the frequency and cost of member utilization of services. The inability of our providers and contractors to control costs under capitation arrangements can result in financial instability and insolvency of those providers resulting in the termination of their relationship with us, and subjecting us to possible liability for unpaid claims and loss of membership. During the past few years a number of our significant providers in California and Indiana either became insolvent or declared bankruptcy. This trend appears to have accelerated during the twelve months ended October 31, 2000. The termination of a capitated provider arrangement may also result in members selecting other providers with whom we may not have as favorable contractual arrangements resulting in increased health care costs.

IT IS DIFFICULT FOR US TO COMPETE IN THE HMO BUSINESS BECAUSE OUR MARKET SHARE IS RELATIVELY LOW.

     We operate in an environment, especially in California, where many of our principal competitors enjoy significantly greater market share and greater capital resources. As a result of competitive pressures, we have been and may continue to be adversely affected in our ability to retain our customer base, limited in our premium pricing flexibility and adversely affected in our ability to maintain or improve operating margins.

OUR GEOGRAPHIC AND BUSINESS CONCENTRATIONS SUBJECT US TO INCREASED BUSINESS
RISK.

     Healthcare markets tend to be particularly sensitive to local conditions. Since our commercial and governmental business is concentrated in California and Indiana, which accounted for approximately 96% of our premium revenues both for the year ended December 31, 1999 and the six months ended June 30, 2000, changes in regulatory, market or health care provider conditions in either of these states could have a material adverse effect on our business, financial condition and operating results.

     Our Medicaid and Medicare businesses are subject to our ongoing ability to secure contracts with governmental entities who contract with us. Governmental programs are also subject to extensive federal and state regulation. Our Medicaid and Medicare premium revenues represented approximately 29% and 13%, respectively of our total premium revenues for the year ended December 31, 1999 and approximately 25% and 16%, respectively, of our total premium revenues for the six months ended June 30, 2000. Our failure to retain one or more of our governmental contracts could have a material adverse effect on our business and operations.

     Our 10 largest commercial employer groups accounted for approximately 33% and 34% of our commercial membership as of December 31, 1999 and June 30, 2000, respectively. Our largest commercial employer group, the state of Indiana, accounted for approximately 11% of our commercial membership and approximately 29% of the Indiana HMO's commercial membership as of December 31, 1999 and 10% of our commercial membership and 23% of the Indiana HMO's commercial membership as of June 30, 2000. The loss of one or more of our largest commercial employer groups could have a material adverse effect on our business and operations.

WE MAY BE ADVERSELY AFFECTED BY COMPLICATIONS ARISING FROM OUR ATTEMPTS TO RESTRUCTURE AND ENHANCE OUR MANAGEMENT INFORMATION SYSTEMS.

     Our business operations are significantly dependent on the functionality and effectiveness of our management information systems. Our current management information systems are based on a highly capitated business model; however, we are in the process of shifting towards a shared risk model. To assist us in restructuring and enhancing our information systems and support services we have engaged The TriZetto Group Inc. There can be no guarantee that TriZetto will be able to successfully implement the desired changes to our management information systems or that TriZetto will be able to adequately provide the application and support services once the changes are implemented, and its failure to do so could result in a material adverse impact on our business processes, customer and provider relationships, results of operations and financial condition.

WE ARE SUBJECT TO EXTENSIVE FEDERAL AND STATE LAWS AND REGULATION AND PENDING LEGISLATION.

     The health care industry is subject to extensive laws and regulations, including, but not limited to, requirements related to licensing, policy benefits design, member disclosure and enrollment, cash reserves, net worth and restrictions on dividending. In addition, we are subject to various reviews and audits regarding compliance with applicable laws and regulations. These laws and regulations are subject to frequent changes and future changes related to pending legislation or regulation could force us to change the way we do business resulting in a material adverse impact on our operations. Since approximately 42% and 41% of our premium revenues for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively, were derived from governmental contracts, we are especially vulnerable to changes in laws or regulations concerning these programs.

IN THE FUTURE, THE STATES IN WHICH WE DO BUSINESS MAY ADOPT MORE STRINGENT MINIMUM CAPITALIZATION REQUIREMENTS.

     The managed care industry is subject to various state regulations including financial requirements related to minimum net worth or capitalization requirements. The National Association of Insurance Commissioners has proposed that states adopt risk-based capital standards that, if implemented, would generally require higher minimum capitalization limits for health care coverage provided by HMOs and other risk bearing entities. To date, neither California nor Indiana has adopted these standards for HMOs; however, if these standards were adopted (or similar standards requiring increased capitalization), we may not be able to meet these capitalization limits without securing additional capital resources.

COSTS ASSOCIATED WITH LITIGATION AND OTHER ACTIONS MAY RESULT IN LOSSES.

     We are subject to a variety of legal actions related to our business including claims for failure to pay for, provide or arrange for health care, provider disputes, breach of contract and other actions the ultimate outcome of which is not yet certain. Adverse results in one or more of these proceedings may result in liabilities that could have a material adverse effect on our operations, financial condition and future prospects.

     The HMO industry has been subject to a number of separate class action lawsuits against certain select national HMOs which may cause or force changes in business practices of the HMO industry, which could adversely affect the way we do business.

WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND OUR RETURN TO PROFITABILITY IS DEPENDENT UPON THE SUCCESSFUL IMPLEMENTATION OF OPERATING INITIATIVES AND OTHER FACTORS.

     We incurred losses during our fiscal years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000 of $25.1 million, $27.5 million, $12.3 million and $4.6 million, respectively, and anticipate incurring additional losses this fiscal year. There can be no assurance as to when, if ever, we will return to profitability.

WE MAY NOT BE ABLE TO MAINTAIN OUR NASDAQ NATIONAL MARKET LISTING.

     Our common stock is currently listed for trading on the Nasdaq National Market. There can be no assurance that we will be able to maintain the standards for Nasdaq National Market inclusion with respect to our common stock. If our common stock ceases to be included on the Nasdaq National Market and/or fails to meet the criteria for continued listing on the Nasdaq SmallCap Market, which includes the requirement that the minimum bid price of our common stock not fall below $1.00 per share, the market value of our common stock may decline and shareholders would find it more difficult to dispose of, or obtain accurate quotations as to the market value of our common stock. In addition, our common stock could become subject to Rule 15a-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities. If our common stock becomes subject to the penny stock rules, the ability of broker-dealers to make a market in or sell our securities may be adversely affected and the market liquidity for our securities could be severely adversely affected.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling shareholders.

                              SELLING SHAREHOLDERS

     This prospectus relates to the possible offer and sale, from time to time, of shares held by the selling shareholders named below. The selling shareholders listed below acquired these shares as a result of a private placement in October, 2000.

     The following table sets forth the names of the selling shareholders, along with the number of shares of common stock held by each of them as of the date of this prospectus and the number of shares offered by each of them for sale in this prospectus.

     Except for their ownership of the shares covered in this prospectus, we have not had any material relationship with any of the selling shareholders during the past three years.

                                                NUMBER OF SHARES
                           NUMBER OF SHARES       OFFERED FOR        NUMBER OF SHARES
                            OWNED PRIOR TO       THE ACCOUNT OF           OWNED         PERCENTAGE OWNED
   SELLING SHAREHOLDER       THE OFFERING     SELLING SHAREHOLDER     AFTER OFFERING     AFTER OFFERING
   -------------------     ----------------   --------------------   ----------------   ----------------
Deutsche Bank AG,
  London.................     1,000,000            1,000,000               -0-                   0%
Farallon Capital
  Institutional Partners,
  L.P....................       414,000              414,000               -0-                   0%
Farallon Capital
  Institutional Partners
  II, L.P................        92,000               92,000               -0-                   0%
Farallon Capital
  Institutional Partners
  III, L.P...............       115,000              115,000               -0-                   0%
Farallon Capital Offshore
  Investors Inc..........     1,104,000            1,104,000               -0-                   0%
Farallon Capital
  Partners, L.P..........       552,000              552,000               -0-                   0%
Goldman, Sachs &
  Company................     2,000,000            2,000,000               -0-                   0%
King Street Capital,
  L.P....................       500,000              500,000               -0-                   0%
KS Capital Partners,
  L.P....................       154,600              154,600               -0-                   0%
KS International, Inc....        45,400               45,400               -0-                   0%
Lonestar Partners, L.P.
  c/o Bear Stearns
  Securities Corp........       500,000              500,000               -0-                   0%
Milfam I.................       100,000              100,000               -0-                   0%
Special Situations
  Private Equity Fund,
  L.P....................     1,000,000            1,000,000               -0-                   0%
Tinicum Partners, L.P....        23,000               23,000               -0-                   0%
Valentis Investors,
  LLC....................       250,000              250,000               -0-                   0%
Wexford Spectrum
  Investors LLC..........       250,000              250,000               -0-                   0%

                              PLAN OF DISTRIBUTION

     We are registering the shares covered by this prospectus on behalf of the selling shareholders and will not receive any of the proceeds from the sale of these shares. The selling shareholders may offer and sell their shares of common stock at various times in one or more of the following types of transactions:

     - in the over-the counter market;

     - in private transactions other than in the over-the-counter market;

     - in connection with short sales of our shares after the date of this prospectus;

     - by pledge to secure debts and other obligations; or

     - in a combination of any of the above transactions.

     The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     The selling shareholders may use broker-dealers to sell their shares. Sales through brokers or dealers may involve one or more of the following:

     - block trades in which the broker or dealer so engaged will attempt to sell the selling shareholder's shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus; or

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     If a broker or dealer is engaged by a selling shareholder, such broker or dealer may either receive discounts or commission from the selling shareholders, or they will receive concessions or commissions from purchasers of shares for whom they acted as agents. Affiliates of one or more of the selling shareholders may act as principals or agents in connection with the offer or sale of shares by selling shareholders.

     In order to comply with certain state securities laws, where applicable, these shares will be sold only through registered or licensed brokers or dealers.

     Under applicable rules and regulations under the Securities and Exchange Act of 1934, as amended, any person engaged in a distribution of these shares may not simultaneously engage in certain activities with respect to these shares. In addition to, and without limiting the foregoing, the selling shareholders and any other persons participating in a distribution will be subject to the applicable provisions of the Exchange Act.

     In this regard, the selling shareholders have been advised that during the time each is engaged in distribution of the securities covered by this prospectus, to the extent applicable, each must comply with Regulation M under the Exchange Act, as amended, and pursuant to such Regulation M:

     - shall not engage in any stabilization activity in connection with our securities;

     - shall furnish each broker through which securities covered by this prospectus may be offered the number of copies of this prospectus which are required by each broker; and

     - shall not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

     In addition to sales pursuant to the Registration Statement of which this prospectus forms a part, commencing one year from the date on which the shares are purchased, the shares may be sold in accordance with Rule 144 under the Securities Act.

                                    EXPERTS

     The consolidated financial statements of Maxicare Health Plans, Inc. appearing in Maxicare Health Plans, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. The consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby has been passed upon by our counsel, Jeffer, Mangels, Butler & Marmaro, LLP.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are required to file annual, quarterly and periodic or special reports, proxy statements and other information with the Securities and Exchange Commission using the EDGAR system. You may read and copy any material we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of such site is http//www.sec.gov.

     We have filed a registration statement with the SEC relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the SEC's Public Reference Room or its Internet site.

     We furnish our shareholders with annual reports containing audited financial statements and with such other periodic reports as we from time to time deem appropriate or as may be required by law. We use the calendar year as our fiscal year.

     You should rely only on the information contained in this prospectus and the information that we have referred you to. We have not authorized any person to provide you with any information that is different.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus, as part of this prospectus, the information we file with them, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus as part of this prospectus, the documents listed below which we have filed with the SEC.

     Our Form 8-K Report dated October 17, 2000;

     Our Form 8-K Report dated September 5, 2000;

     Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     Our Annual Report on Form 10-K for the year ended December 31, 1999; and

     "Description of Registrant's Securities to be Registered" contained in Item 11 of our registration statement on Form 10 filed on January 17, 1991, as modified and superseded in its entirety by the

"Description of Registered Securities" contained in Item 5 of our Form 8-K Report filed on October 17, 2000.

     We are also incorporating by reference in this prospectus all documents which we file pursuant to Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934, as amended, after the date of this prospectus. Such documents are incorporated by reference in this prospectus and are a part of this prospectus from the date we file the documents with the SEC.

     If we file with the SEC any document that contains information which is different from the information contained in this prospectus, you may rely only on the most recent information which we have filed with the SEC.

     We will provide a copy of the documents referred to above without charge if you request the information from us. However, we may charge you for the cost of providing any exhibits to any of these documents unless we specifically incorporate the exhibits in this prospectus.

     Contact us by writing or telephoning us at the following address:

     Maxicare Health Plans, Inc.
     1149 South Broadway Street
     Los Angeles, CA 90015
     (213) 765-2000
     Attn: Joseph White

You may also direct your requests via e-mail to jwhite@maxicare.com.

     Prospective investors may rely only on the information contained in this prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

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     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS
PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE U.S. TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY OF THESE JURISDICTIONS. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE U.S. AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE THE RESTRICTIONS OF THAT JURISDICTION RELATED TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS.

                           -------------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    1
Recent Developments.................    1
Forward-Looking Statements..........    2
Risk Factors........................    2
Use of Proceeds.....................    6
Selling Shareholders................    6
Plan of Distribution................    7
Experts.............................    8
Legal Matters.......................    8
Where You Can Find More
  Information.......................    8
Incorporation of Certain Documents
  by Reference......................    8

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                                8,100,000 SHARES

                                    MAXICARE
                               HEALTH PLANS, INC.

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                                November 3, 2000

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